02046682

10/1/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _❄_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _❄_

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of the letter dated October 15, 2002 filed by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* handing the Agenda for the General Ordinary and Extraordinary Shareholders' Meeting.

By letter dated October 15, 2002, the Company handed the Agenda for the General Ordinary and Extraordinary Shareholders' Meeting that will be held on November 5, 2002 at 14.00 hours, at 108 Bolivar Street, first floor. Please find below the translation of the Agenda:

AGENDA

1. Appointment of two shareholders to approve and subscribe the Minutes of the meeting.-
2. Consideration of the reasons causing this meeting to be called at a different date than the one scheduled.-
3. Consideration of the documentation required by Section 234, paragraph 1° of Law 19 550, for the fiscal year ended June 30th, 2002.-
4. Consideration of the performance of duties by the Board of Directors.-
5. Consideration of the performance of duties by the Audit Committee.-
6. Consideration of the allocation of profits resulting from the fiscal year ended June 30th, 2002.-
7. Consideration of the allocation of portfolio company stocks.-
8. Consideration of the Board of Directors' compensation for the fiscal year ended June 30th, 2002 amounting to $594,300 (historical allocated amount, which re-expressed in steady currency as of 30-06-02 amounts to $979,885), yielding a loss, calculated pursuant to the provisions set forth in the regulations of the Securities and Exchange Commission - *Comisión Nacional de Valores*.-
9. Consideration of the Audit Committee's compensation for the fiscal year ended June 30th, 2002.-
10. Consideration of the resignations submitted by Messrs. Emilio Cárdenas, Enrique Antonini, Gary Gladstein and Jeremiah W.O'Connor.
11. Determination of the number and election of Regular and Alternate Directors. –
12. Appointment of regular and alternate members of the Audit Committee.-
13. Appointment of a Company Accountant to certify during the next fiscal year and determination of his/her compensation.-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By: ________________________________

Name: Saúl Zang

Title: Second Vice Chairman of the Board of Directors

Dated: October 18, 2002